SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF n° 06.164.253/0001-87

NIRE 35.300.314.441

NOTICE TO THE SHAREHOLDERS

Gol Linhas Aéreas Inteligentes S.A. (“Company”), in pursuance of the Relevant Fact published on December 07, 2011 and of the Notice to the Shareholders published on December 22, 2011, hereby informs to its shareholders and to the market, in general, that the period for exercise of preemptive rights upon the subscription of shares to be issued in connection with the capital increase of the Company approved by its Board of Directors at the meeting held on December 21, 2011 (“Capital Increase”) ended on January 26, 2012.

It has been verified that a total of five million, one hundred and twenty thousand, nine hundred and seventy-four (5,120,974) preferred shares remained unsold (“Unsold Shares”), out of the six million, eight hundred and twenty-five thousand, four hundred and seventy (6,825,470) common shares and six million, six hundred and nineteen thousand, seven hundred and sixty-five (6,619,765) preferred shares issued by reason of the Capital Increase.

Accordingly, as indicated in the Notice to the Shareholders published on December 22, 2011, those shareholders of the Company (including the holders of ADRs) and those assignees of rights for subscription of shares in the Capital Increase who stated, in both cases, their interest in reserving the Unsold Shares in their respective subscription lists, will be granted a period of five (5) business days, counted from and including February 6, 2012, which period shall end on and including February 10, 2012 (“Unsold Shares Subscription Period”), for subscribing the Unsold Shares. The subscription price for the Unsold Shares shall be twenty-two Reais (R$22.00) per share, payable in cash, in Brazilian currency, upon subscription.

For the subscription of the Unsold Shares, the holders of Company’s shares bookkept with Banco Itaú Unibanco S.A. shall be required to appear at any branch specially designated for such purpose, preferably those listed in item 14 of the Notice to the Shareholders published on December 22, 2011, from Monday to Friday, at bank business hours, in order to subscribe the Unsold Shares to which they are entitled, pursuant to the option indicated in their subscription list, against payment of the corresponding price. The holders of shares deposited with the BM&FBOVESPA Depositary Service (“Depositary Service”) shall exercise their respective rights through their respective custody agents and pursuant to the rules stipulated by the Depositary Service itself, with due compliance with the terms and conditions hereof and pursuant to the option indicated in their subscription list.

In case not all of the Unsold Shares are subscribed until the end of the Unsold Shares Subscription Period, the Company may promote a new apportionment of the remaining shares of the Unsold Shares, sell the remaining shares of the Unsold Shares at a stock exchange, in conformity with the provisions in article 171, §7, item “b” of Law no. 6404, or partially homologate the Capital Increase, by cancelling the shares eventually remaining out of the Unsold Shares, once the amount subscribed has already reached the minimum subscription amount, as set by the Board of Directors of the Company at one hundred and eighty-two million, six hundred and ten thousand, and ten Reais (R$ 182,610,010.00), equivalent to six million, eight hundred and twenty-five thousand, four hundred and sixty-nine (6,825,469) common shares and one million, four hundred and seventy-four thousand, nine hundred and eighty-six (1,474,986) preferred shares.

Additional information may be obtained from the Investor Relations Office of the Company at telephone number (11) 2128-4700 or by email to ri@golnaweb.com.br.

São Paulo, February  3, 2012.

Leonardo Porciúncula Gomes Pereira

Vice-President and Investor Relations Officer.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.